UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.

 (Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐              No ☒

EXPLANATORY NOTE

Proxy Statement

On October 10, 2017, SodaStream International Ltd. (the “Company”) published a notice of the annual general meeting (the “Meeting”) of shareholders of the Company to be held on Thursday, November 16, 2017 and distributed to the shareholders of the Company as of the record date for the Meeting a proxy statement relating to the Meeting (the “Proxy Statement”). The notice and the Proxy Statement were attached as Exhibit 99.1 and 99.2, respectively, to the Company’s Form 6-K furnished to the Securities and Exchange Commission on October 10, 2017. After further consideration, the Company determined to amend the equity-based compensation framework for non-employee directors set forth in Proposal 2 in the Proxy Statement (the “Equity-Based Compensation Framework”): (i) to provide for an expiration date of the Equity-Based Compensation Framework of December 31, 2020 and (ii) to provide that in the event, and as long as, the total dilution under the Plan (as defined below) exceeds ten percent (10%) of the share capital of the Company on a fully diluted basis, any Grant (as defined below) under the Equity-Based Compensation Framework will be either subject to the approval of the Company’s shareholders or postponed until the total dilution under the Plan does not exceed such threshold.

At the Meeting, the Company’s shareholders will be asked to approve the Equity-Based Compensation Framework, as amended. In accordance with amended Proposal 2, each of the Company’s non-employee directors shall be entitled to the following annual equity-based compensation subject to the terms set forth hereunder (new terms are underlined):

(a)	Upon first becoming a member of our board of directors (whether appointed by our board of directors or elected by the shareholders) and on each anniversary thereafter, provided the director is still in office, a grant of options to purchase up to 2,500 ordinary shares of the Company and 2,500 restricted share unites (“RSUs”). The options and RSUs shall fully vest on the first anniversary of the date of grant, as long as the director continues to serve as a member of our board of directors on the vesting date (the “Grants”). Each option or RSU shall have a term of five years and be granted under our 2010 Employee Share Option Plan, as may be amended from time to time (the “Plan”) or any other incentive plan of the Company then in effect. As of October 10, 2017, the aggregate value of a grant of options to purchase up to 2,500 ordinary shares of the Company and 2,500 RSUs is approximately $213,000 based on Black-Scholes formula;

(b)	All Grants are further subject to the limitations of our Compensation Policy as in effect on the date of grant and to the terms of the Plan or any other incentive plan of the Company then in effect. In accordance with the current Compensation Policy, the value of equity awards for each director per one vesting annum, shall not exceed US$300,000 at the date of grant as calculated using accepted valuation methods used by the Company (such as Black-Scholes formula) (as may be amended from time to time, the “Cap”). To the extent that the value of an annual Grant exceeds the Cap, then the annual Grant shall be automatically reduced so that its value is equal to the Cap, while maintaining the same ratio between options and RSUs. Further, our board of directors shall have the authority to decrease (but not to increase) the number of options or RSUs of each annual Grant in the event the Board determines that such reduction is in the best interest of the Company;

(c)	The exercise price of each option shall be equal to the 30-trading day average closing price of the Company’s ordinary shares on NASDAQ immediately prior to the date of grant (but not less, if applicable, than the exercise price determined in a manner that satisfies the applicable requirements of Section 409A of the United States Internal Revenue Code of 1986 (“Code”), and with respect to incentive stock options, in a manner that satisfies the applicable requirements of Section 422 of the Code);

(d)	To the extent applicable, the Grants to be awarded to eligible Israeli participants shall be granted under the Capital Gains Track under Section 102 of the Israeli Income Tax Ordinance;

(e)	The Equity-Based Compensation Framework will be in effect until December 31, 2020; and

(f)	In the event, and as long as, the total dilution under the Plan exceeds ten percent (10%) of the share capital of the Company on a fully diluted basis, any Grant under the Equity-Based Compensation Framework will be either subject to the approval of the Company’s shareholders or postponed until the total dilution under the Plan does not exceed such threshold.

The foregoing information supplements the Proxy Statement, is being provided solely to include, under Proposal 2, information regarding the Equity-Based Compensation Framework, as amended, and should be read in conjunction with the Proxy Statement. No other changes have been made to the Proxy Statement or to the matters to be considered by the Company’s shareholders at the Meeting. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Proxy Statement. From and after the date hereof, any references to the “Proxy Statement” are to the Proxy Statement as supplemented hereby.

Director Resignation

On October 26, 2017, Mr. Avishai Abrahami, a member of the Board of the Company (the “Board”) notified the Company that he resigns his position as a director of the Board effective immediately due to increased time commitments related to other professional endeavors, notably in his role as Chief Executive Officer of Wix.com Ltd. Ms. Avrahami’s resignation is not a result of any disagreement with the Board or the management of the Company on any matter relating to the Company’s operations. The Board thanks Mr. Abrahami for his service and commitment during his tenure as a director on the Board.

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This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: October 31, 2017	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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